787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 17, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,076

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,076 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Currency Hedged MSCI EMU ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on May 6, 2014. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: Please explain whether the investment objective of tracking the index is before or after expenses and confirm there is disclosure to that effect.

Response: The Fund seeks to track the investment results of the Underlying Index before the fees and expenses of the Fund. The Trust respectfully notes that this fact has been disclosed under the heading “Index-Related Risk”. In addition, the Trust will also include the following sentence in the “Principal Investment Strategies” section of the Fund’s prospectus: “The Fund seeks to track the investment results of the Underlying Index before the fees and expenses of the Fund.”

Comment 2: Please have the Trust confirm that the fee waivers do not provide for potential recoupment by BlackRock Fund Advisors (“BFA”). If recoupment is possible, please consider including additional disclosure.

Response: The Trust confirms that the fee waivers for the Fund do not provide for recoupment by BFA of such waived amounts.

Comment 3: Please confirm whether the Fund will ever invest in more than one underlying fund or will make direct investments in the securities of the Underlying Index.

Response: As disclosed in the prospectus, as of its inception date, the Fund intends to seek to achieve its investment objective initially by investing a substantial portion of its assets in one Underlying Fund, the iShares MSCI EMU ETF. The Fund, however, has the ability to invest in additional underlying funds and to make direct investments in the securities of the Fund’s Underlying Index if BFA determines such investments further the investment objective of the Fund. If material changes are made to the Fund’s investment strategies, the registration statement will be revised in accordance with applicable law.

Comment 4: Given the Fund’s name, please consider adding risks of investing in Europe.

Response: The Trust respectfully notes that European Economic Risk is included as a principal risk of the Fund. The Trust also notes that the risks of investing in certain European countries (including the “Risk of Investing in France” and the “Risk of Investing in Germany”) are also included in the prospectus.

Comment 5: For the summary section of the Fund’s prospectus, please confirm whether mid- or small-capitalization companies risk disclosure is necessary.

Response: The Trust respectfully notes that mid-capitalization companies risk is disclosed under the heading “A Further Discussion of Other Risks” in the prospectus. The risk of investing in small-capitalization companies is not expected to be a principal risk of the Fund at this time.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola

P. Jay Spinola

cc:	Ed Baer

Aaron Wasserman

Katherine Drury

Michael Gung